Exhibit 12.1

Idera Pharmaceuticals, Inc.

Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30,	For the Year Ended December 31,
(in thousands)	2017	2016	2015	2014	2013	2012
Earnings:
Net loss before income taxes	$(36,528)	$(38,389)	$(48,555)	$(38,642)	$(18,226)	$(19,240)
Add: fixed charges	429	728	676	590	534	532
Earnings as defined	$(36,099)	$(37,661)	$(47,879)	$(38,052)	$(17,692)	$(18,708)

Fixed Charges and Preferred Stock Dividends:
Interest expense	29	80	105	27	—	—
Estimated interest component within rental expense (1)	400	648	571	563	534	532
Total fixed charges	429	728	676	590	534	532
Preferred stock dividends	—	1	1	519	1,115	710
Total fixed charges and preferred stock dividends	$429	$729	$677	$1,109	$1,649	$1,242

Ratio of earnings to combined fixed charges and preferred stock dividends:	*	*	*	*	*	*
Deficiency	$(36,528)	$(38,390)	$(48,556)	$(39,161)	$(19,341)	$(19,950)

(1)         Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*           Earnings for the period indicated were inadequate to cover fixed charges and preferred stock dividends. The amount of the deficiency by which earnings did not cover fixed charges and preferred stock dividends is disclosed in the above table for each applicable period.